Mail Stop 3010

November 12, 2009

Via U.S. Mail and Facsimile 702.363.6262

Mr. Ayaz Kassam
Chief Executive Officer and Principal Financial Officer
Superlattice Power, Inc.
420 N. Nellis Blvd.
Suite A3-146
Las Vegas, NV 89110

> **Re: Superlattice Power, Inc.**
> **Form 10-K for fiscal year ended July 31, 2008**
> **Filed October 29, 2008**
> **File No. 0-50693**

Dear Mr. Kassam:

We have reviewed your response letter dated October 2, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended July 31, 2008

Part III

Item 10. Directors, Executive Officers, and Corporate Governance, page 30

1.   We note your response to comments 5 of our letter dated August 25, 2009. We also note that, on page 30 of the Form 10-K filed on October 29, 2009, you revised your disclosure to remove the reference that Mr. Charania is your Chief Financial Officer. However, you did not revise your disclosure to identify Mr. Kassam as your principal financial officer. We therefore reissue our comment in part. In future filings, please revise your disclosure to clearly identify Mr. Kassam as your principal financial officer.

Form 10-K for the Year Ended July 31, 2009

Item 10. Directors, Executive Officers, and Corporate Governance, page 33

Exhibit 31.1

2.   We note your response to comment 5 of our previous letter and the certifications filed with your Form 10-K on October 29, 2009. Please note that the required certifications must be in the exact form prescribed, and the wording of the required certifications may not be changed in any respect. For example, we note that you reference small business issuer instead of registrant. Further, we note that paragraph 4 should state: "The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:". Please confirm that, in future filings, the certifications will be in the exact form as prescribed by Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or Tom Kluck, Legal Branch Chief, at 202.551.3233 with any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief